Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Li Auto Inc.

理 想 汽 車

(A company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability)

(Stock Code: 2015)

GRANT OF RESTRICTED SHARE UNITS

On December 15, 2023, the Company granted 14,153,650 RSUs pursuant to the Company’s 2019 Plan to 1,157 employees, subject to the terms and conditions of the 2019 Plan and the award agreements entered into between the Company and each of the grantees.

On December 15, 2023, the Company granted an aggregate of 14,153,650 RSUs pursuant to the 2019 Plan to 1,157 employees (the “RSU Grants”), representing the same number of Class A Ordinary Shares and approximately 0.67% of the total Shares of the Company (on a one share one vote basis) in issue as at the date of this announcement.

The RSU Grants are subject to the terms and conditions of the 2019 Plan and the award agreements entered into between the Company and each of the grantees. The principal terms of the 2019 Plan are set out in the section headed “Statutory and General Information – D. Share Incentive Plans – 1. The 2019 Plan” in Appendix IV to the prospectus of the Company dated August 3, 2021.

The RSUs will be satisfied through utilizing the Class A Ordinary Shares held by the depositary of the ADSs for bulk issuance of ADSs reserved for future issuances upon the exercise or vesting of awards granted under the 2019 Plan.

The RSU Grants would not result in the options and awards granted and to be granted to each individual grantee in the 12-month period up to and including the date of such grant in aggregate to exceed 1% of the Shares in issue.

None of the grantees under the RSU Grants is a Director, chief executive or substantial shareholder of the Company or an associate of any of them. None of the RSU Grants will be subject to approval by the shareholders of the Company. No financial assistance has been provided by the Group to the grantees of the RSU Grants to facilitate the purchase of Shares under the 2019 Plan.

Details of the RSU Grants are as follows:

Market Price of
			Market Price of the	the ADSs on
			Class A Ordinary	the Trading Day
	Aggregate Number	Exercise Price of	Shares on the	Immediately Preceding
Date of Grant	of RSUs Granted	RSUs Granted	Date of Grant	the Date of Grant
December 15, 2023	14,153,650	US$0.1 per RSU	HK$139.60 per Share	US$35.45 per ADS

Vesting period

Subject to the terms of the RSU Grants, the RSUs under the RSU Grants shall vest in accordance with the following schedule:

(a)	0.01% and 0.08% of the RSUs granted under the RSU Grants shall vest on June 15, 2024 and June 15, 2025, respectively. There are no restrictions under the 2019 Plan in respect of a vesting period of less than 12 months. Taking into account the contribution made by such employees to the Company in the past and their expected valuable contributions to the Company in 2024, the Compensation Committee of the Board considers a vesting period of less than 12 months (for the relevant portion of the RSUs) to be appropriate and such arrangement aligning with the purpose of the 2019 Plan to secure and retain the services of valuable employees, directors, or consultants and provide incentive for such persons to exert their best efforts for the success of the Group’s business;

(b)	0.58%, 2.05%, 0.95%, and 90.75% of the RSUs granted under the RSU Grants shall vest in equal portion(s) over two years, three years, four years and five years from December 15, 2023, respectively;

(c)	0.11% and 0.21% of the RSUs granted under the RSU Grants shall vest in equal portion(s) over two years and three years from June 15, 2024, respectively;

(d)	1.84% of the RSUs granted under the RSU Grants shall vest in equal portions, first on the June 15, 2024, and then on the four subsequent anniversaries of June 15, 2024. There are no restrictions under the 2019 Plan in respect of a vesting period of less than 12 months. Taking into account the contribution made by such employees to the Company in the past and their expected valuable contributions to the Company in 2024, the Compensation Committee of the Board considers a vesting period of less than 12 months (for the relevant portion of the RSUs) to be appropriate and such arrangement aligning with the purpose of the 2019 Plan to secure and retain the services of valuable employees, directors, or consultants and provide incentive for such persons to exert their best efforts for the success of the Group’s business;

(e)	for 1.38% of the RSUs granted under the RSU Grants, 60% of such RSUs shall vest on June 15, 2025 and the remaining shall vest on the first anniversary of June 15, 2025;

(f)	for 0.89% of the RSUs granted under the RSU Grants, three-sevenths of such RSUs shall vest on June 15, 2025 and the remaining shall vest in equal portions on the two subsequent anniversaries of June 15, 2025; and

(g)	for 1.15% of the RSUs granted under the RSU Grants, one-thirds of such RSUs shall vest on June 15, 2025 and the remaining shall vest in equal portions on the three subsequent anniversaries of June 15, 2025.

Performance targets

The vesting of the RSUs under the RSU Grants is not subject to performance targets.

Clawback mechanisms

Pursuant to the terms of the RSU Grants, in the event that the employment or service is terminated for any reason, the right to any unvested RSU will terminate concurrently and the Company has the right to require the grantee to sell any portion or all of the Class A Ordinary Shares distributed to the grantee following the vesting of any RSU within 60 days of the termination of employment or service. In the event that any of the grantee’s personal conduct impairs the reputation of the Company, the Company has the right to terminate and revoke the RSUs, whether vested or unvested, at no cost to the Company. In addition, if the grantee violates the non-competition agreement with the Company after the termination of employment or service, the grantee is obligated to surrender all the Class A Ordinary Shares acquired from the RSU and/or return the gains of selling the Class A Ordinary Shares to the Company at no cost to the Company. The terms of the RSU Grants further provide that in the event the employment or service is terminated (i) for cause as defined in the 2019 Plan, (ii) for any serious violation of any laws or regulations, or (iii) for any serious violation of the employee handbook of the Company, the grantee’s right to any vested or unvested portion of the RSUs will terminate immediately, and the RSUs shall be forfeited and automatically transferred to and reacquired by the Company at no cost to the Company. In the event that the grantee has paid for a portion of the RSUs and received payment or Class A Ordinary Shares from the Company, the grantee is obligated to surrender all the Class A Ordinary Shares acquired from the RSUs and/or return the gains of selling the Class A Ordinary Shares to the Company at no cost to the Company.

Class A Ordinary Shares available for grant under the 2019 Plan

The overall limit on the number of underlying Shares pursuant to the 2019 Plan is 141,083,452 Class A Ordinary Shares, of which only up to 123,349,000 may be issued pursuant to awards granted in the form of options. Upon the making of the RSU Grants, the Company may grant further awards representing a total of 38,430,502 Class A Ordinary Shares pursuant to the 2019 Plan, of which only up to 38,430,502 may be issued pursuant to awards granted in the form of options.

The 2019 Plan does not constitute a share scheme pursuant to the new Chapter 17 of the Listing Rules (effective from January 1, 2023). The Company will comply with the new Chapter 17 of the Listing Rules in accordance with the transitional arrangements for existing share schemes.

DEFINITIONS

In this announcement, unless the context otherwise requires, the following expressions shall have the following meanings:

“2019 Plan”	the share incentive plan the Company adopted on July 2, 2019, as amended from time to time

“ADSs”	American Depositary Shares, each representing two Class A Ordinary Shares

“Board”	the board of Directors of the Company

“Class A Ordinary Share(s)”	class A ordinary shares in the share capital of the Company with a par value of US$0.0001 each, conferring a holder of Class A Ordinary Share one vote per Share on any resolution tabled at the Company’s general meeting

“Class B Ordinary Share(s)”	class B ordinary shares in the share capital of the Company with a par value of US$0.0001 each, conferring weighted voting rights in the Company such that a holder of a Class B Ordinary Share is entitled to ten votes per Share on any resolution tabled at the Company’s general meeting, save for resolutions with respect to any Reserved Matters, in which case they shall be entitled to one vote per Share

“Company”	Li Auto Inc. (理想汽車) (formerly known as “Leading Ideal Inc.” and “CHJ Technologies Inc.”), a company with limited liability incorporated in the Cayman Islands on April 28, 2017

“Director(s)”	the director(s) of the Company

“Group”	the Company, its subsidiaries and the consolidated affiliated entities from time to time

“HK$”	Hong Kong dollars, the lawful currency of Hong Kong

“Listing Rules”	the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, as amended, supplemented or otherwise modified from time to time

“Reserved Matters”	those matters resolutions with respect to which each Share is entitled to one vote at general meetings of the Company pursuant to the articles of association of the Company, being (i) any amendment to the memorandum of association of the Company or articles of association of the Company, including the variation of the rights attached to any class of shares, (ii) the appointment, election or removal of any independent non-executive Director, (iii) the appointment or removal of the Company’s auditors, and (iv) the voluntary liquidation or winding-up of the Company

“RSU(s)”	restricted share unit(s), each evidencing the rights to receive one Class A Ordinary Share

“Share(s)”	the Class A Ordinary Shares and the Class B Ordinary Shares in the share capital of the Company, as the context so requires

“US$”	U.S. dollars, the lawful currency of the United States of America

By order of the Board Li Auto Inc. Xiang Li Chairman

Hong Kong, December 15, 2023

As of the date of this announcement, the board of directors of the Company comprises Mr. Xiang Li, Mr. Donghui Ma, and Mr. Tie Li as executive directors, Mr. Xing Wang and Mr. Zheng Fan as non-executive directors, and Mr. Hongqiang Zhao, Mr. Zhenyu Jiang, and Prof. Xing Xiao as independent non-executive directors.

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